                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

            Neuberger Berman Real Estate Securities Income Fund, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64190A103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).3

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 2 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,971,239
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,971,239
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,971,239
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 3 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,971,239
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,971,239
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,971,239
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 4 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  976,945
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              976,945
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    976,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 5 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  993,394
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              993,394
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    993,394
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 6 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  800,410
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              800,410
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    800,410
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 7 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  532,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              532,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    532,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 8 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,332,410
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,332,410
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,332,410
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 9 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,332,410
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,332,410
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,332,410
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 10 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,332,410
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,332,410
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,332,410
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 11 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT A. WOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 12 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 13 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 14 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELYSE NAKAJIMA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 15 of 29 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 2 amends the
Schedule 13D as specifically set forth.

            Item 2(a) is hereby amended to add the following:

            (a) On April 20, 2007, Elyse Nakajima  executed a Joinder  Agreement to the Joint Filing and Solicitation Agreement entered into on February 20, 2007
(the "Joint Filing  Agreement") by the Reporting  Persons,  whereby Ms. Nakajima agreed to be bound by the terms of the Joint Filing Agreement.  Accordingly, Ms.
Nakajima  shall be deemed to be a  Reporting  Person  following  such  date.

            Item 2(b) is hereby amended to add the following:

            (b) Ms.  Nakajima  has no  principal  business  address,  but can be reached c/o WILLC.

            Item 2(c) is hereby amended to add the following:

            (c) The principal occupation of Ms. Nakajima is opera singer.

            Item 2(f) is hereby amended to add the following:

            (f) Ms. Nakajima is a citizen of the United States of America.

            Item 3 is hereby amended and restated as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the 1,971,239  Shares  beneficially owned by WILLC is approximately  $35,339,682,  including brokerage  commissions.
The Shares  beneficially owned by WILLC consist of 900 Shares that were acquired with WILLC's  working  capital,  976,945  Shares that were  acquired with WIHP's working  capital  and  993,394  Shares that were  acquired  with WIAP's  working capital. The aggregate purchase price of the 1,332,410 Shares beneficially owned by BPM is approximately $23,714,260, including brokerage commissions. The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP. The 100 Shares owned by Ms. Nakajima were a gift from WILLC.

            Item 4 is hereby amended to add the following:

            On April 13, 2007, the Reporting  Persons filed a Preliminary  Proxy
Statement  with the SEC to solicit  proxies from  shareholders  of the Issuer in support of the  Reporting  Persons'  five  director  nominees at the 2007 Annual
Meeting scheduled for May 2, 2007.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 16 of 29 Pages
----------------------                                    ----------------------

            On April 18, 2007,  WILLC  delivered a supplement to its  nomination letter dated November 30, 2006, nominating Scott Franzblau as its fifth director nominee to be elected at the Annual  Meeting.  WILLC had previously  submitted a letter  nominating  four  nominees  for election as  director.  However,  in the
Issuer's  preliminary  proxy statement filed with the SEC on April 12, 2007, the
Issuer  disclosed  that its board had expanded its size from thirteen to fifteen and that the board had appointed two directors to fill the vacancies  created by the expansion, one of whom was a Class II director whose term will expire at the
Annual  Meeting.   The  Issuer's  proxy  statement   further  states  that  five
individuals have been nominated by the Issuer for election as director,  instead of four  as had  been  anticipated  based  on the  Issuer's  public  disclosure.
Accordingly, WILLC nominated Mr. Franzblau to serve as its fifth nominee. A copy of WILLC's  supplement to its nomination  letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

            On April 23, 2007,  the Reporting  Persons filed a Definitive  Proxy
Statement  with the SEC to solicit  proxies from  shareholders  of the Issuer in support of the Reporting Persons' five director nominees at the Annual Meeting.

            On April 24,  2007,  Ms.  Nakajima  delivered a letter to the Issuer requesting,  pursuant to Section 1315 of the New York Business  Corporation Law,
among other  things,  a complete  record or list in  appropriate  formats of the holders of the  Shares and the  holders  of the  Issuer's  cumulative  preferred stock,  $0.0001  par  value  per  share,  showing  the name and  address  of all shareholders, as of February 21, 2007.

            Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  33,316,439  Shares  outstanding  as of February 21,
2007, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A.

            As of the close of business on April 23, 2007,  WIHP, WIAP, BPIP and
BPP   beneficially   owned  976,945,   993,394,   800,410  and  532,000  Shares,
respectively,  constituting  2.9%,  3.0%,  2.4% and 1.6%,  respectively,  of the
Shares  outstanding.  Each of WILLC and Mr. Lipson  beneficially owned 1,971,239
Shares, constituting approximately 5.9% of the Shares outstanding.  Each of BPM,
Mr. Franzblau and Mr. Ferguson beneficially owned 1,332,410 Shares, constituting approximately  4.0% of the Shares  outstanding.  Ms.  Nakajima owned 100 Shares, constituting less than 1% of the Shares outstanding.

            As the  general  partner  and  managing  member  of WIHP  and  WIAP, respectively,  WILLC may be  deemed to  beneficially  own the  1,970,339  Shares beneficially  owned in the  aggregate  by WIHP and WIAP,  in  addition  to 1,000
Shares it owns  directly.  As the managing  member of WILLC,  Mr.  Lipson may be deemed to beneficially own the 1,971,239 Shares  beneficially owned by WILLC. As the managing member of BPIP and BPP, BPM may be deemed to  beneficially  own the
1,332,410  Shares  beneficially  owned in the  aggregate by BPIP and BPP. As the managing  members  of BPM,  Messrs.  Franzblau  and  Ferguson  may be  deemed to beneficially  own the 1,332,410 Shares  beneficially  owned by BPM. Ms. Nakajima owns 100 Shares.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 17 of 29 Pages
----------------------                                    ----------------------

            Currently,  Mr. Wood, Mr. Daras and Mr. Crouse do not beneficially own any securities of the Issuer.

            Item 5(b) is hereby amended to add the following:

            (b) Ms.  Nakajima  has sole  voting and  dispositive  power over the
Shares reported as owned by her.

            Item 5(c) is hereby amended to add the following:

            (c) Schedule A attached hereto reports all other transactions in the
Shares by the Reporting Persons effected since the last transaction  reported in
Amendment 1 to the Schedule  13D.  Except  where  otherwise  noted,  all of such transactions were effected in the open market.

            Item 6 is hereby amended to add the following:

            On April 20, 2007,  Elyse Nakajima  executed a Joinder  Agreement to the Joint Filing Agreement  whereby Ms. Nakajima agreed to be bound by the terms of the Joint  Filing  Agreement.  Ms.  Nakajima  has also agreed in such Joinder
Agreement to take all reasonable steps to request,  all at WILLC's sole cost and expense,  a complete  list of record  and  beneficial  holders  of the  Issuer's securities,  and related materials. The Joinder Agreement is attached as Exhibit
3 and is incorporated herein by reference.

            Item 7 is hereby amended to add the following Exhibits:

            Exhibit 2   Supplement to the Director  Nomination Letter from WILLC
                        to Neuberger Berman Real Estate  Securities Income Fund,
                        Inc., dated April 18, 2007.

            Exhibit 3   Joinder  Agreement,  dated  April  20,  2007,  by  Elyse
                        Nakajima  to Joint  Filing and  Solicitation  Agreement,
                        dated February 20, 2007, by and among Western Investment
                        LLC,  Arthur  D.  Lipson,   Western   Investment  Hedged
                        Partners L.P., Western Investment Activism Partners LLC,
                        Benchmark Plus Institutional Partners, L.L.C., Benchmark
                        Plus  Management,   L.L.C.,   Benchmark  Plus  Partners,
                        L.L.C.,  Robert  Ferguson,  Scott  Franzblau,  Robert A.
                        Wood, D. James Daras and Matthew Crouse.

            Exhibit 4   Power of Attorney.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 18 of 29 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2007         WESTERN INVESTMENT LLC

                              By: /s/ Arthur D. Lipson
                                  ----------------------------------------------
                              Name: Arthur D. Lipson
                              Title: Managing Member

                              WESTERN INVESTMENT HEDGED PARTNERS L.P.

                              By: Western Investment LLC,
                                  Its General Partner

                              By: /s/ Arthur D. Lipson
                                  ----------------------------------------------
                              Name: Arthur D. Lipson
                              Title: Managing Member

                              WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                              By: Western Investment LLC,
                                  Its Managing Member

                              By:
                                  ----------------------------------------------
                              Name: Arthur D. Lipson
                              Title: Managing Member

                              BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                              By: Benchmark Plus Management, L.L.C.,
                                  Its Managing Member

                              By: /s/ Scott Franzblau
                                  ----------------------------------------------
                              Name: Scott Franzblau
                              Title: Managing Member

                              By: /s/ Robert Ferguson
                                  ----------------------------------------------
                              Name: Robert Ferguson
                              Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 19 of 29 Pages
----------------------                                    ----------------------

                              BENCHMARK PLUS PARTNERS, L.L.C.

                              By: Benchmark Plus Management, L.L.C.,
                                  Its Managing Member

                              By: /s/ Scott Franzblau
                                  ----------------------------------------------
                              Name: Scott Franzblau
                              Title: Managing Member

                              By: /s/ Robert Ferguson
                                  ----------------------------------------------
                              Name: Robert Ferguson
                              Title: Managing Member

                              BENCHMARK PLUS MANAGEMENT, L.L.C.

                              By: /s/ Scott Franzblau
                                  ----------------------------------------------
                              Name: Scott Franzblau
                              Title: Managing Member

                              By: /s/ Robert Ferguson
                                  ----------------------------------------------
                              Name: Robert Ferguson
                              Title: Managing Member

                              /s/ Robert Ferguson
                              --------------------------------------------------
                              ROBERT FERGUSON

                              /s/ Scott Franzblau
                              --------------------------------------------------
                              SCOTT FRANZBLAU

                              /s/ Robert A. Wood
                              --------------------------------------------------
                              ROBERT A. WOOD

                              /s/ D. James Daras
                              --------------------------------------------------
                              D. JAMES DARAS

                              /s/ Matthew Crouse
                              --------------------------------------------------
                              MATTHEW CROUSE

                              /s/ Arthur D. Lipson
                              --------------------------------------------------
                              ARTHUR D. LIPSON

                              By: /s/ Arthur D. Lipson
                                  ----------------------------------------------
                                  ARTHUR D. LIPSON
                                  as Attorney in Fact for Elyse Nakajima,
                                  Individually

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 20 of 29 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page
      -------                                                              ----

2.    Supplement to the Director  Nomination Letter from WILLC to           22
      Neuberger Berman Real Estate  Securities Income Fund, Inc.,
      dated April 18, 2007.

3.    Joinder Agreement,  dated April 20, 2007, by Elyse Nakajima           27
      to Joint Filing and Solicitation Agreement,  dated February
      20, 2007, by and among Western  Investment  LLC,  Arthur D.
      Lipson,  Western  Investment Hedged Partners L.P.,  Western
      Investment    Activism   Partners   LLC,   Benchmark   Plus
      Institutional Partners,  L.L.C., Benchmark Plus Management,
      L.L.C.,  Benchmark Plus Partners,  L.L.C., Robert Ferguson,
      Scott Franzblau, Robert A. Wood, D. James Daras and Matthew
      Crouse.

4.    Power of Attorney                                                     28

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 21 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

        TRANSACTIONS IN THE COMMON STOCK OF NEUBERGER BERMAN REAL ESTATE
             SECURITIES INCOME FUND, INC. SINCE THE LAST TRANSACTION
                         REPORTED IN AMENDMENT 1 TO THE
                                  SCHEDULE 13D

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

                                       BPP
         Buy                   400              03/07/07             17.7700
         Buy               100,000              03/07/07             17.7801
         Buy                   200              03/14/07             17.3850

                                      BPIP
         Buy                50,000              03/07/07             17.7802

WIHP                         None

WILLC                        None

BPM                          None

Mr. Lipson                   None

Mr. Franzblau                None

Mr. Ferguson                 None

Mr. Wood                     None

Mr. Daras                    None

Mr. Crouse                   None

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 22 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 2

                             WESTERN INVESTMENT LLC
                          7050 SOUTH UNION PARK CENTER
                                    SUITE 590
                               MIDVALE, UTAH 84047

                                                                  April 18, 2007

BY HAND

Neuberger Berman Real Estate Securities Income Fund, Inc.
605 Third Avenue, 2nd Floor
New York, New York 10158
Attn:  Corporate Secretary

          Re:      NOTICE OF INTENTION TO NOMINATE FIFTH INDIVIDUAL FOR ELECTION
                   AS DIRECTOR AT ANNUAL  MEETING OF  STOCKHOLDERS  OF NEUBERGER
                   BERMAN REAL ESTATE SECURITIES INCOME FUND, INC.

Dear Sir:

          Reference is made to the letter from Western Investment LLC ("Western"
or the  "Nominating  Stockholder")  to Neuberger  Berman Real Estate  Securities
Income Fund,  Inc.  ("NRO")  dated  November 30, 2006 (the  "Initial  Nomination
Letter")  constituting  Western's  notice of its nomination of four (4) nominees for election to the Board of  Directors of NRO (the  "Board") at the 2007 annual meeting of  stockholders  of NRO, or any other meeting of  stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting"). In its Preliminary Proxy Statement
filed with the Securities and Exchange Commission (the "SEC") on April 12, 2007,
NRO disclosed that the Board,  at a meeting held in February 2007,  expanded its size from  thirteen to fifteen and appointed two directors to fill the vacancies created by the  expansion,  one of whom was a Class II director  whose term will expire at the Annual  Meeting.  NRO's proxy  statement  further states that five individuals have been nominated by NRO for election as director, instead of four as had been  anticipated  based on NRO's public  disclosure.  Accordingly,  this letter shall serve as the  nomination by Western of a fifth nominee for election to the Board at the Annual Meeting.

          This letter and all Exhibits attached hereto are collectively referred to as the  "Notice."  Western is the  beneficial  owner of  1,971,339  shares of common stock,  $.0001 par value per share (the "Common  Stock"),  of NRO,  1,000 shares of which are held of record by Western.  In addition to Arthur D. Lipson,
Robert A. Wood, D. James Daras and Matthew  Crouse who were nominated by Western pursuant to the Initial Nomination Letter,  through this Notice,  Western hereby nominates  and  notifies  you of its intent to nominate  Scott  Franzblau as its fifth nominee to be elected to the Board at the Annual Meeting. Western believes that, of the five Class II Directors  whose terms expire at the annual  meeting, four (4) are  eligible  for  election  by holders of shares of Common  Stock and preferred stock  ("Preferred  Stock") of NRO, voting together as a class.  Scott

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 23 of 29 Pages
----------------------                                    ----------------------

Franzblau  is being  nominated  hereby to be  Western's  fourth  nominee in this category,  who together with Arthur D. Lipson, Robert A. Wood and D. James Daras shall be Western's  "Common/Preferred  Shares  Nominees."  The  Common/Preferred
Shares  Nominees  are  being  nominated  for  election  as the four (4) Class II
Directors  that are  eligible to be elected by holders of shares of Common Stock and Preferred Stock, voting together as a class. Matthew Crouse shall remain the
Preferred  Shares Nominee as provided in the Initial  Nomination  Letter.  If in fact there are more than five (5)  directors  eligible for election or the above beliefs are not accurate,  Western reserves the right to nominate such number of additional  directors  eligible  for  election  at  the  Annual  Meeting  or  to redesignate  the Nominees named herein between the Preferred  Shares Nominee and the  Common/Preferred  Shares  Nominees.  The additional  nomination  being made herein is without  prejudice  to the position of Western that any attempt by NRO to increase  the size of the NRO board or to  reconstitute  or  reconfigure  the classes  on which  the  current  directors  serve  may  constitute  an  unlawful manipulation of NRO's corporate machinery. Additionally, if this Notice shall be deemed for any reason to be ineffective  with respect to the nomination of Scott
Franzblau at the Annual Meeting,  or if Scott Franzblau shall be unable to serve for any reason,  this Notice shall  continue to be effective with respect to any replacement Nominee selected by Western.

          The information  concerning  Western and Scott  Franzblau  required by
Article II, Section 9 of NRO's Bylaws is set forth below:

(i)       NAME AND ADDRESS OF THE NOMINATING STOCKHOLDER:

                    Name                               Address
                    ----                               -------
Western Investment LLC                    7050 South Union Park Center
                                          Suite 590
                                          Midvale, Utah 84047

(ii)      NAME AND ADDRESS OF THE NOMINEE:

                    Name                               Address
                    ----                               -------
Scott Franzblau                            c/o Benchmark Plus Management, L.L.C.
                                           820 A Street
                                           Suite 700
                                           Tacoma, Washington 98402

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 24 of 29 Pages
----------------------                                    ----------------------

(iii)     REPRESENTATION  THAT THE NOMINATING  STOCKHOLDER IS A HOLDER OF RECORD
          OR  BENEFICIAL  OWNER OF COMMON  STOCK OF NRO ENTITLED TO VOTE AT SUCH
          MEETING  (TOGETHER WITH PROOF PURSUANT TO RULE 14A-8 OF THE SECURITIES
          EXCHANGE ACT OF 1934):

          As of the  date  hereof,  Western  hereby  represents  that  it is the beneficial  owner of  1,971,339  shares of Common  Stock of NRO and  intends  to continue to hold no less than the required  number of shares through the date of the Annual  Meeting.  Western  further  represents that 1,000 of such shares are held of record by Western with the remaining such shares held in Western's prime brokerage  accounts.  Western  believes  that Cede & Co.,  as the nominee of The
Depository  Trust  Company,  is the holder of record of the shares  beneficially owned by Western. As of the date hereof,  Western has continuously  beneficially held at least $2,000 in market value of shares of Common Stock, for at least one year,  as  evidenced  by copies of Western  Investment  Hedged  Partners  L.P.'s
("WIHP")  most  recent  Prime  Broker  Statements,  attached as EXHIBIT A to the
Initial Nomination Letter and incorporated herein by reference and copies of the
Schedule 13D filed on February 20, 2007, and all subsequent amendments, attached hereto as EXHIBIT A.

(iv)      CLASS,  SERIES  AND  NUMBER OF SHARES OF STOCK OF NRO THAT ARE HELD OF
          RECORD,  BENEFICIALLY OWNED AND REPRESENTED BY PROXY BY THE NOMINATING
          STOCKHOLDER AS OF THE DATE OF THIS NOTICE:

       Name                Class/Series                 Type of Ownership
       ----                ------------                 -----------------
Western Investment LLC     Common Stock,       As  the   general   partner   and
                           $.0001 par value    managing   member   of  WIHP  and
                                               Western    Investment    Activism
                                               Partners      LLC       ("WIAP"),
                                               respectively,   Western   may  be
                                               deemed  to  beneficially  own the
                                               1,970,339  shares of Common Stock
                                               beneficially    owned    in   the
                                               aggregate  by WIHP and  WIAP,  as
                                               well as the 1,000  shares held of
                                               record by Western.

Western Investment LLC     Common Stock,       Western  is the  holder of record
                           $.0001 par value    of 1,000  shares of Common  Stock
                                               of NRO.

(v)       CLASS,  SERIES  AND  NUMBER OF SHARES OF STOCK OF NRO THAT ARE HELD OF
          RECORD,  BENEFICIALLY OWNED AND REPRESENTED BY PROXY BY THE NOMINATING
          STOCKHOLDER AS OF FEBRUARY 21, 2007 (THE "RECORD DATE") FOR THE ANNUAL
          MEETING:

       Name                Class/Series                 Type of Ownership
       ----                ------------                 -----------------
Western Investment LLC     Common Stock,       As  the   general   partner   and
                           $.0001 par value    managing member of WIHP and WIAP,
                                               respectively,   Western   may  be
                                               deemed  to  beneficially  own the
                                               1,564,589  shares of Common Stock
                                               beneficially    owned    in   the
                                               aggregate  by WIHP and  WIAP,  as
                                               well as the 1,000  shares held of
                                               record by Western.

Western Investment LLC     Common Stock,       Western  was the holder of record
                           $.0001 par value    of 1,000  shares of Common  Stock
                                               of NRO.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 25 of 29 Pages
----------------------                                    ----------------------

          Other  than as set  forth  above  Western  does not own of  record  or beneficially, or represent by proxy, any shares of Common Stock.

(vi)      REPRESENTATION  THAT THE NOMINATING  STOCKHOLDER  INTENDS TO APPEAR IN
          PERSON OR BY PROXY AT THE MEETING TO NOMINATE ITS NOMINEES:

          A representative of Western intends to appear in person or by proxy at the Annual Meeting to nominate its Nominees for election.

(vii)     OTHER INFORMATION RELATING TO SCOTT FRANZBLAU:

          SCOTT   FRANZBLAU  has  served  as  a  principal  of  Benchmark   Plus
Management,  L.L.C.  ("BPM"),  the managing  member of Benchmark  Plus Partners,
L.L.C.  ("BPP"),  since 2003.  BPP is in the business of acquiring,  holding and disposing  of  investments  in  various  companies.  Prior to joining  BPM,  Mr.
Franzblau founded Parkway Capital Corporation,  a NASD registered  broker/dealer that provided structured financing to institutional investors.

          The information contained in the Schedule 13D, as amended, filed or to be filed by Western  with  respect to NRO is deemed  incorporated  by  reference herein and accordingly all information  contained in this notice is deemed to be supplemented by the information in the Schedule 13D, as amended.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 26 of 29 Pages
----------------------                                    ----------------------

          Please  address  any   correspondence   to  Western   Investment  LLC,
Attention: Arthur D. Lipson, telephone (801) 568-1400,  facsimile (801) 568-1417
(with a copy to Western's  counsel,  Olshan Grundman Frome  Rosenzweig & Wolosky
LLP,  Park  Avenue  Tower,  65 East  55th  Street,  New  York,  New York  10022,
Attention:  Steven Wolosky,  Esq.,  telephone  (212)  451-2333,  facsimile (212)
451-2222). The giving of this Notice is not an admission that any procedures for notice concerning the nomination of directors to the NRO Board are legal,  valid or binding, and Western reserves the right to challenge their validity.

                                 Very truly yours,

                                 WESTERN INVESTMENT LLC

                                 By /s/ Arthur D. Lipson
                                    ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Sole Member

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 27 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 3

                     JOINT FILING AND SOLICITATION AGREEMENT
                                JOINDER AGREEMENT

          WHEREAS,  Western  Investment LLC, Western Investment Hedged Partners,
L.P., Western Investment Activism Partners LLC, Arthur D. Lipson, Benchmark Plus
Institutional Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C.,  Benchmark
Plus Partners,  L.L.C.,  Robert Ferguson,  Scott  Franzblau,  Robert A. Wood, D.
James Daras and Matthew  Crouse  entered  into a Joint  Filing and  Solicitation
Agreement  on  February  20,  2007 (the  "Agreement")  the  purpose  of  seeking representation  on the  Board of  Directors  of  Neuberger  Berman  Real  Estate
Securities Income Fund, Inc., a Maryland corporation ("NRO");

          WHEREAS, Elyse Nakajima (the "New Member) wishes to join the Group (as defined in the Agreement).

          NOW, IT IS AGREED, this 20th day of April 2007 by the parties hereto:

          1. In  accordance  with Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934,  as amended,  the New Member agrees to the joint filing on behalf of her of  statements  on Schedule 13D with respect to the  securities of
NRO to the extent  required  under  applicable  securities  laws. The New Member agrees  to be bound by the  other  terms  of the  Agreement  (a copy of which is attached  hereto),  the terms of which are  incorporated  herein and made a part hereof.

          2. The New Member agrees to take all reasonable steps to request,  all at Western  Investment's  sole cost and expense,  a complete  list of record and beneficial holders of NRO's securities, and related materials.

          3. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

          IN WITNESS  WHEREOF,  the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                 WESTERN INVESTMENT LLC

                                 By: /s/ Arthur D. Lipson
                                     ----------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                 By: /s/ Arthur D. Lipson
                                     ----------------------------------
                                     ARTHUR D. LIPSON
                                     as Attorney in Fact for Elyse Nakajima,
                                     Individually

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 28 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 4

                                POWER OF ATTORNEY

          Know all by these presents,  that the undersigned  hereby  constitutes and appoints ARTHUR D. LIPSON signing singly,  the undersigned's true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western Investment LLC, or its affiliates ("Western"),  in the voting securities of Neuberger  Berman Realty Income Fund, Inc.  ("NRI") and Neuberger Berman Real
Estate  Securities  Income Fund,  Inc.  ("NRO"  together with NRI the "Neuberger
Funds"), including without limitation,  relating to the formation of a Group (as defined below) between the undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation of proxies in support of the election of directors of the Neuberger
Funds or other proposal, and all other matters related,  directly or indirectly, to the Neuberger Funds (together, the "Neuberger Funds Investment"). Such action shall include, but not be limited to:

          1.  executing for and on behalf of the  undersigned  all Schedules 13D
("Schedule  13D")  required to be filed under  Section  13(d) of the  Securities
Exchange Act of 1934 (the "Exchange Act") and the rules thereunder in connection with the Neuberger Funds Investment;

          2. executing for and on behalf of the undersigned all Forms 3, 4 and 5
("Forms 3, 4 and 5") required to be filed under Section 16(a) of the  Securities
Exchange Act of 1934 and the rules  thereunder in connection  with the Neuberger
Funds Investment;

          3. executing for and on behalf of the undersigned all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall  agree  to be a  member  of a  group,  as  contemplated  by Rule  13d-1(k)
promulgated under the Exchange Act (a "Group"), in connection with the Neuberger
Funds Investment;

          4.  performing  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

          5. taking any other action of any type  whatsoever in connection  with the Neuberger Funds  Investment  which in the opinion of such  attorney-in-fact, may be of  benefit  to, in the best  interest  of, or legally  required  by, the
undersigned,   it  being   understood  that  the  documents   executed  by  such
attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and  shall  contain  such  terms  and  conditions  as such attorney-in-fact may approve in such attorney-in-fact's discretion.

----------------------                                    ----------------------
CUSIP No. 64190A103                   13D                    Page 29 of 29 Pages
----------------------                                    ----------------------

          The undersigned hereby grants to such  attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

          This Power of  Attorney  shall  remain in full force and effect  until
April 16 2008 unless  earlier  revoked by the  undersigned  in a signed  writing delivered to the foregoing attorney-in-fact.

          IN WITNESS WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of April, 2007.

                                               /s/ Elyse Nakajima
                                               -----------------------------
                                               Elyse Nakajima